May 10, 2007
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hartford Life, Inc.
Hartford Life Capital III
Hartford Life Capital IV
Hartford Life Capital V
Form S-3 Registration Statement (Registration No. 333-60944)
Ladies and Gentlemen:
     In accordance with Rule 477 under the Securities Act of 1933, as amended, Hartford Life, Inc., Hartford Life Capital III, Hartford Life Capital IV and Hartford Life Capital V (collectively, the “Registrants”) hereby request that the above-referenced registration statement filed with the Securities and Exchange Commission on May 15, 2001 (the “Registration Statement”) be withdrawn.
     The Registrants have determined that they no longer need to conduct the offering of securities as contemplated in the Registration Statement. No securities have been sold under the Registration Statement. Accordingly, the Registrants believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
     The Registrants hereby respectfully request that the Securities and Exchange Commission issue a written order granting withdrawal of the Registration Statement. Please fax a copy of the order to Richard G. Costello at (860) 723-4517.

     Should you have any questions or comments regarding this application for withdrawal, please contact Richard G. Costello at (860) 547-8480.

Sincerely, HARTFORD LIFE, INC.
/s/ Richard G. Costello
By: Richard G. Costello
Title:	Vice President and Corporate Secretary

HARTFORD LIFE CAPITAL III By: Hartford Life, Inc.

/s/ Neal S. Wolin
By: Neal S. Wolin
As Attorney-in-Fact

HARTFORD LIFE CAPITAL IV By: Hartford Life, Inc.

/s/ Neal S. Wolin
By: Neal S. Wolin
As Attorney-in-Fact

HARTFORD LIFE CAPITAL V By: Hartford Life, Inc.

/s/ Neal S. Wolin
By: Neal S. Wolin
As Attorney-in-Fact